EXHIBIT 99.1

To 8-K dated April 19, 2005

NEWS RELEASE

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

SEACOAST REPORTS FIRST QUARTER EARNINGS

STUART, FL., April 19, 2005 – Seacoast Banking Corporation of Florida (NASDAQ-NMS:  SBCF), a bank holding company whose principal subsidiary is First National Bank and Trust Company of the Treasure Coast, today reported net income totaling $3,886,000 or $0.25 diluted earnings per share (“DEPS”) for the first quarter of 2005, compared to $4,037,000 or $0.25 DEPS for the first quarter a year ago.  Cash operating earnings* totaled $4,221,000 or $0.27 DEPS for the first quarter of 2005, up $596,000 or 16.4 percent.  A total of $516,000 or $0.02 DEPS in interest rate swap losses (noncash) were recorded in first quarter earnings versus $634,000 or $0.02 DEPS of interest rate swap profits in the prior year’s first quarter.

“Seacoast begins 2005 with quality earnings growth, a very strong balance sheet and the people, capital, and expanded markets to allow for stronger future performance,” commented Dennis S. Hudson, III, Chief Executive Officer of Seacoast.  “Over the past few years we have expanded south into the Palm Beach market and more recently north into the Brevard County/Melbourne area.  This expansion has provided us with greater opportunities to profitably increase our loan portfolio and low-cost deposits which has in turn contributed to gains in our net interest margin.

*

The Company believes that cash operating earnings excluding the impacts of noncash interest rate swap fair value changes is a better measurement of the Company’s trend in earnings growth.  Net cash payments and receipts from the interest rate swap have not been material for the periods presented.

With the addition of Century National Bank on April 30, 2005 our markets will be further improved. Entering the fast-growing Orlando area with Mike Sheffey and his team is a logical extension of our growth plans.  Furthermore, Orlando is one of only a few markets where demographics and growth are as good as the markets we currently serve.  The Orlando MSA also provides us with an opportunity to further expand our commercial business that complements our already strong retail and commercial base along Florida’s East Coast.”

Highlights for the quarter included the following:

•

Total loans increased 32.2 percent over the last twelve months and 8.7 percent on a linked quarter basis;

•

Net interest income gained 31.6 percent on an annualized basis in the first quarter;

•

Total deposits increased 26.8 percent over the last twelve months and 7.6 percent on a linked quarter basis;

•

Noninterest bearing deposits grew by $107 million or 41.3 percent compared to a year earlier and total $367 million or 25 percent of total deposits, up from 22 percent of total deposits in 2004 and 19 percent in 2003;

•

Low cost savings deposits increased $190 million  over the prior year and by $62 million in the first quarter of 2005;

•

The return on average tangible equity using cash basis earnings for the first quarter was 15.69 percent  compared to 13.95 percent for the first quarter of 2004;

•

Residential mortgage production rebounded in the first quarter with a total of $60 million in residential applications processed compared to $42 million in the fourth quarter 2004.  The real estate markets were impacted in the fourth quarter by the direct hit from two hurricanes in September 2004;

•

Mortgage banking fees were up $88,000 or 18.3 percent for the first quarter compared to the same period in 2004;

•

Asset quality remained strong with a nonperforming assets ratio of 0.11 percent compared to 0.16 percent at year-end and 0.31 percent in the first quarter 2004; and

•

Seacoast Marine originated loans totaling $42 million for the period ended March 31, 2005, compared to $41 million in the same period for 2004.

The net interest margin for the quarter was 3.90 percent, an increase over the 3.84 percent achieved in last year’s first quarter and 3.88 percent in the fourth quarter of 2004.  The increase in the net interest margin resulted from the repricing of interest sensitive assets, a change in earning asset mix attributable to exceptional loan growth, and limited increases in deposit rates and other interest sensitive liabilities.

Net interest income (tax equivalent) increased to a record $15,277,000 a $2.8 million increase or 22.5 percent from last year’s first quarter, and increased $1.1 million or 7.9 percent when compared to fourth quarter 2004’s $14,158,000.  The growing improvement in net interest income comes from the shift in the Company’s balance sheet during 2004 to a more asset sensitive position in anticipation of higher interest rates in 2005, as well as the growth in loans and the balance sheet as a whole.   The fundamentals of the Company remain very good and we expect that the continued loan growth and an expanded balance sheet from the de novo branching into Palm Beach and Brevard Counties and the Century National acquisition, will provide opportunities for future earnings growth, including possible further margin improvements.

The cost of interest bearing deposits increased to 1.44 percent from 1.31 percent in the first quarter 2004 and 1.35 percent in the fourth quarter 2004.  Average interest bearing deposits increased $97 million, representing a 9.9 percent linked quarter growth during the first quarter 2005 and were up $187 million or 20.9 percent over the past year.  Average savings, NOW and money market balances increased $80 million or a growth of 12.6 percent over the preceding quarter for the first three months of 2005 and average noninterest bearing demand deposits increased $43 million or 13.9 percent over the preceding quarter.

          The growth in deposits over the past six months was favorably impacted by insurance proceeds received by customers as a result of damage from two hurricanes, as well as from the Company’s market expansion and commercial lending growth.  In addition, the Company began offering a new money market product in the second quarter of 2004 which attracted approximately $42 million in the first quarter 2005 and over $140 million since inception.

Average loans outstanding increased 29 percent compared to March 31, 2004 and the Company’s loan to deposit ratio increased to 66.3 percent from 63.5 percent at first quarter end 2004.  The response to the expansion into Palm Beach County has been very positive.  The addition of two full service branches in 2005, combined with three existing offices, will further enhance the prospects for future loan and deposit growth from this market.  In August 2004 the Company entered into Brevard County with a single loan production office and two seasoned commercial loan officers.  This market contributed $21 million in commercial loan commitments with $5 million funded in 2004.

Noninterest income, excluding interest rate swap profits and losses, increased 13.9 percent when compared to the prior year’s fourth quarter, reflecting increased revenues from debit card interchange fees, merchant income, investment management services, mortgage banking fees and marine finance fees.  During the first quarter 2005, noninterest income related to mortgage loan production grew by 64 percent or $223,000 compared to the fourth quarter of 2004.  Likewise, revenues from marine loan production increased to $698,000 or an increase of $98,000 from the prior year’s fourth quarter.  Both business lines were disrupted by the two hurricanes in the fourth quarter and have increased their prospects each month of the first quarter 2005. Commission and fees from investment management services increased 5.1 percent compared to first quarter 2004 and were up 12.4 percent from the fourth quarter results for 2004.  While revenues from wealth management services have generally improved as customers return to the equity markets, it remains challenging due to the uncertain economic environment.

Core deposit growth continued to enhance fees by increasing the customer base and usage of check cards.  During the first quarter 2005, a total of $416,000 in interchange income was earned compared to $298,000 for the same period in 2004.

Noninterest expenses totaled $13.3 million, an increase of 10.0 percent from the prior year's fourth quarter and a 15.5 percent increase compared to the first quarter 2004.  The growth is attributable to increased wages, benefits, occupancy, marketing and other overhead due to the addition of branches and personnel in the Palm Beach and Brevard County markets, and from higher commissions, stock awards and other incentive compensation related to the Company's better performance.  Also impacting overhead are higher professional fees associated with the Company’s external audit.

Net loan charge offs were $187,000 for the first quarter of 2005, compared to net charge-offs of $35,000 for 2004.  Loan delinquencies, nonaccruals and the percentage of loans past due 90 days to average loans declined to 0.11 percent at March 31, 2005, compared to 0.16 percent for the fourth quarter 2004.  Nonperforming assets totaled $1,040,000, a decline from $2,325,000 for the same quarter a year ago.  The Company has maintained strong and consistent credit quality and low net charge offs.  During the quarter, the Company provided $438,000 for loan losses and strong loan growth.

The Company announced that its newly formed Delaware unconsolidated trust subsidiary, SBCF Capital Trust I, completed a private sale of $20,000,000 of Floating Rate Preferred Securities on March 31, 2005.  The rate on the trust preferred securities is the 3-month LIBOR rate plus 175 basis points.  The rate, which adjusts every three months, is currently 4.8425 percent per annum.  The proceeds of the offering were used to purchase subordinated debt securities (included in other borrowings) issued by the Company which have terms substantially similar to the trust preferred securities.  The trust preferred securities mature in thirty years, and can be called without penalty on or after June 30, 2010.  The proceeds will be used to support the purchase of Century National Bank, to maintain capital, and for general corporate purposes.

Seacoast will host a conference call tomorrow, April 20th at 9:00 AM (Eastern Time) to discuss the earnings results and business trends.  Investors may call in by dialing 866-541-2081 (pass code: 11481366; moderator: Dennis S. Hudson, III). A replay of the call will be available on April 20th by dialing 877-213-9653 (domestic), using the pass code 11481366.

  Seacoast Banking Corporation of Florida has approximately $1.7 billion in assets.  It is one of the largest independent commercial banking organizations in Florida, headquartered on Florida’s Treasure Coast, one of the wealthiest and fastest growing areas in the nation.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida ("Seacoast" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward- looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as "may", "will", "anticipate", "assume", "should", "indicate", "would", "believe", "contemplate", "expect", "estimate", "continue", "point to", "project", "could", "intend" or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses; the risks of mergers and acquisitions, including, without limitation, the related costs, including integrating operations as part of these transactions, and the failure to achieve the expected gains, revenue growth and/or expense savings from such transactions; changes in accounting interpretations; and the risks of possible further changes pending completion of the current audit and review with the Company’s current and prior auditors of the prior periods during which the swap discussed herein was in effect.

All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by this Cautionary Notice including, without limitation, those risks and uncertainties, described in the Company's annual report on Form 10-K for the year ended December 31, 2004 under "Special Cautionary Notice Regarding Forward-Looking Statements", and otherwise in the Company's SEC reports and filings. Such reports are available upon request from Seacoast, or from the Securities and Exchange Commission, including the SEC's website at http://www.sec.gov.

- continued -

FINANCIAL HIGHLIGHTS	(Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES
			Three Months Ended
(Dollars in thousands,			March 31,
except per share data)			2005	2004
Summary of Earnings
Net income (GAAP)			$3,886	$4,037
Net interest rate swap (profits) losses			335	(412)
Cash operating earnings*			$4,221	$3,625

Net interest income (1)			15,277	12,467

Performance Ratios
Return on average assets (2), (3)
Using GAAP earnings			0.94%	1.20%
Using cash operating earnings* on average tangible assets			1.02	1.08
Return on average shareholders' equity (2), (3)
Using GAAP earnings			14.04	15.13
Using cash operating earnings* on average tangible equity			15.69	13.95
Net interest margin (1), (2)			3.90	3.84

Per Share Data
Net income diluted (GAAP)			$0.25	$0.25
Net income rate swap (profits) losses			0.02	(0.02)
Cash operating earnings* diluted			$.27	$0.23
Net income basic (GAAP)			0.25	0.26
Cash dividends declared			0.14	0.13

		March 31,		Increase/
		2005	2004	(Decrease)
Credit Analysis
Net charge-offs year-to-date		$187	$35	434.3%
Net charge-offs to average loans		0.08%	0.02%	300.0
Loan loss provision year-to-date		438	150	192.0
Allowance to loans at end of period		0.70%	0.85%	(17.6)
Nonperforming assets		$1,040	$2,325	(55.3)
Nonperforming assets to loans and other real estate owned at end of period		0.11%	0.31%	(64.5)

Selected Financial Data
Total assets		$1,731,808	$1,401,053	23.6
Securities – Trading (at fair value)		--	6,079	(100.0)
Securities – Available for sale (at fair value)		365,831	440,696	(17.0)
Securities – Held for investment (at amortized cost)		185,880	97,705	90.2
Net loans		971,246	733,528	32.4
Deposits		1,476,215	1,164,213	26.8
Shareholders' equity		109,112	107,382	1.6
Book value per share		7.04	6.93	1.6
Tangible book value per share		6.84	6.74	1.5
Average shareholders' equity to average assets		6.69%	7.91%	(15.4)

Average Balances
Total assets		$1,677,295	$1,356,357	23.7
Intangible assets		3,176	2,836	12.0
Total average tangible assets		$1,674,119	$1,353,521	23.7

Total equity		112,257	107,350	4.6
Intangible assets		3,176	2,836	12.0
Total average tangible equity		$109,081	$104,514	4.4

 (1)  Calculated on a fully taxable equivalent basis using amortized cost.

(2)  These ratios are stated on an annualized basis and are not necessarily indicative of future periods.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses) because the unrealized gains (losses) are not included in net income.

*

The Company believes that cash operating earnings excluding the impacts of noncash interest rate swap fair value changes is a better measurement of the Company’s trend in earnings growth.  Net cash payments and receipts from the interest rate swap have not been material for the periods presented.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Three months Ended
	March 31,
(Dollars in thousands, except per share data)	2005	2004

Interest on securities:
Taxable	$4,970	$4,514
Nontaxable	18	28
Interest and fees on loans	14,486	11,238
Interest on federal funds sold	420	36
Total Interest Income	19,894	15,816

Interest on deposits	1,442	768
Interest on time certificates	2,413	2,143
Interest on borrowed money	795	472
Total Interest Expense	4,650	3,383

Net Interest Income	15,244	12,433
Provision for loan losses	438	150
Net Interest Income After Provision for Loan Losses	14,806	12,283

Noninterest income:
Service charges on deposit accounts	1,093	1,107
Trust income	583	538
Mortgage banking fees	570	482
Brokerage commissions and fees	734	715
Marine finance fees	698	763
Debit card income	416	298
Other deposit based EFT fees	121	128
Merchant income	570	465
Interest rate swap profits (losses)	(516)	634
Other income	292	309
	4,561	5,439
Securities gains	3	56
Total Noninterest Income	4,564	5,495

Noninterest expenses:
Salaries and wages	5,290	4,499
Employee benefits	1,432	1,447
Outsourced data processing	1,559	1,401
Occupancy expense	1,148	1,076
Furniture and equipment expense	515	483
Marketing expense	876	650
Legal and professional fees	541	290
FDIC assessments	44	41
Amortization of intangibles	11	0
Other expense	1,896	1,640
Total Noninterest Expenses	13,312	11,527

Income Before Income Taxes	6,058	6,251
Provision for income taxes	2,172	2,214

Net Income	$3,886	$4,037

Per share common stock:
Net income diluted	$0.25	$0.25
Net income basic	0.25	0.26
Cash dividends declared	0.14	0.13

Average diluted shares outstanding	15,692,505	15,842,523
Average basic shares outstanding	15,308,998	15,431,149

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	March 31,	December 31,	March 31,
(Dollars in thousands)	2005	2004	2004

Assets
Cash and due from banks	$58,562	$44,920	$40,588

Federal funds sold and interest bearing deposits	102,985	44,758	27,756

Securities:
Trading (at fair value)	--	--	6,079
Available for sale (at fair value)	365,831	395,207	440,696
Held for sale (at amortized cost)	185,880	198,551	97,705
Total Securities	551,711	593,758	544,480

Loans available for sale	4,515	2,346	5,015

Loans	978,095	899,547	739,803
Less: Allowance for loan losses	(6,849)	(6,598)	(6,275)
Net Loans	971,246	892,949	733,528

Bank premises and equipment	20,549	18,965	17,015
Other real estate owned	--	--	1,913
Other assets	22,240	18,180	30,758
	$1,731,808	$1,615,876	$1,401,053

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand deposits (noninterest bearing)	$366,772	$345,122	$259,639
Savings deposits	731,470	669,059	541,402
Other time deposits	245,140	238,188	259,190
Time certificates of $100,000 or more	132,833	120,097	103,982
Total Deposits	1,476,215	1,372,466	1,164,213

Federal funds purchased and securities sold under agreements to repurchase, maturing within 30 days	76,229	86,919	81,849
Other borrowings	60,190	39,912	40,392
Other liabilities	10,062	8,367	7,217
	1,622,696	1,507,664	1,293,671

Shareholders' Equity
Preferred stock	--	--	--
Common stock	1,710	1,710	1,710
Additional paid in capital	26,950	26,950	26,911
Retained earnings	102,847	101,501	97,459
Restricted stock awards	(3,333)	(3,333)	(2,478)
Treasury stock	(15,514)	(16,172)	(15,490)
	112,660	110,656	108,112
Accumulated comprehensive loss	(3,548)	(2,444)	(730)
Total Shareholders’ Equity	109,112	108,212	107,382
	$1,731,808	$1,615,876	$1,401,053

Common Shares Outstanding	15,502,557	15,468,357	15,503,756

Note:  The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Quarters
	2005	2004			Last 12
(Dollars in thousands, except per share data)	First	Fourth	Third	Second	Months

Net income (GAAP)	$3,886	$3,700	$4,095	$3,090	$14,771
Net income rate swap (profits) losses	335	287	(215)	796	1,203
Cash operating earnings*	$4,221	$3,987	$3,880	$3,886	$15,974

Operating Ratios
Return on average assets (GAAP) (2),(3)
Using GAAP earnings	0.94%	0.97%	1.16%	0.89%	0.98%
Using cash operating earnings* on average tangible assets	1.02	1.04	1.10	1.12	1.07
Return on average shareholders' equity (GAAP) (2),(3)
Using GAAP earnings	14.04	13.38	14.98	11.50	13.46
Using cash operating earnings* on average tangible equity	15.69	14.79	14.57	14.84	14.95

Net interest margin (1),(2)	3.90	3.88	3.97	3.84	3.89
Average equity to average assets	6.69	7.22	7.71	7.71	7.31

Credit Analysis
Net charge-offs (recoveries)	$187	$349	$196	$(18)	$714
Net charge-offs (recoveries) to average loans	0.08%	0.16%	0.09%	(0.01)%	0.08%
Loan loss provision	$438	$450	$250	$150	$1,288
Allowance to loans at end of period	0.70%	0.73%	0.76%	0.82%
Nonperforming assets	$1,040	$1,447	$389	$2,557
Nonperforming assets to loans and other real estate owned at end of period	0.11%	0.16%	0.05%	0.32%
Nonaccrual loans and accruing loans 90 days or more past due to loans outstanding at end of period	0.11	0.16	0.06	0.08

Per Share Common Stock
Net income diluted (GAAP)	$0.25	$0.24	$0.26	$0.20	$0.95
Net interest rate swap (profit) losses	0.02	0.02	(0.01)	0.05	0.08
Cash operating earnings* diluted	$0.27	$0.26	$0.25	$0.25	$1.03

Net income basic (GAAP)	$0.25	$0.24	$0.27	$0.20	$0.96
Cash dividends declared	0.14	0.14	0.14	0.13	0.55
Book value per share	7.04	7.00	6.96	6.75

Average Balances
Total assets	$1,677,295	$1,523,284	$1,410,111	$1,401,256
Intangible assets	3,176	2,785	2,799	2,790
Total average tangible assets	$1,674,119	$1,520,499	$1,407,312	$1,398,466

Total equity	$112,257	$110,014	$108,749	$108,076
Intangible assets	3,176	2,785	2,799	2,790
Total average tangible equity	$109,081	$107,229	$105,950	$105,286

 (1) Calculated on a fully taxable equivalent basis using amortized cost.

(2) These ratios are stated on an annualized basis and are not necessarily indicative of ratios which may be expected for the entire year.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses), because the unrealized gains (losses) are not included in net income.

*

The Company believes that cash operating earnings excluding the impacts of noncash interest rate swap fair value changes is a better measurement of the Company’s trend in earnings growth.  Net cash payments and receipts from the interest rate swap have not been material for the periods presented.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited) (continued)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

(Dollars in thousands)

SECURITIES	March 31, 2005	December 31, 2004	March 31, 2004

Mortgage-backed	$--	$--	$6,079
Securities Trading	--	--	6,079

U.S. Treasury and U. S. Government Agencies	19,408	20,656	1,596
Mortgage-backed	338,147	366,806	433,576
Other securities	8,276	7,745	5,524
Securities Available for Sale	365,831	395,207	440,696

U.S. Treasury and U. S. Government Agencies	4,999	4,999	4,998
Mortgage-backed	179,458	192,128	90,425
Obligations of states and political subdivisions	1,423	1,424	2,282
Securities Held for Investment	185,880	198,551	97,705
Total Securities	$551,711	$593,758	$544,480

LOANS	March 31, 2005	December 31, 2004	March 31, 2004

Construction and land development	$299,189	$252,329	$129,177
Real estate mortgage	514,601	498,692	485,972
Installment loans to individuals	85,481	81,831	79,209
Commercial and financial	78,634	66,240	45,241
Other loans	190	455	204
Total Loans	$978,095	$899,547	$739,803

AVERAGE BALANCES, YIELDS AND RATES (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	2005	2004
	First Quarter	Fourth Quarter			First Quarter
	Average	Yield/	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate

Assets
Earning assets:
Securities:
Taxable	$575,626	3.45%	$526,604	3.39%	$546,639	3.30%
Nontaxable	1,423	7.87	1,409	7.38	2,182	7.88
Total Securities	577,049	3.46	528,013	3.40	548,821	3.32

Federal funds sold and other short-term investments	69,637	2.45	47,386	1.91	15,150	0.96

Loans, net	943,326	6.24	877,153	6.09	730,308	6.14

Total Earning Assets	1,590,012	5.08	1,452,552	4.97	1,294,279	4.89

Allowance for loan losses	(6,733)		(6,594)		(6,200)
Cash and due from banks	58,608		45,680		36,985
Premises and equipment	20,283		18,879		16,969
Other assets	15,125		12,767		14,324

	$1,677,295		$1,523,284		$1,356,357

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
NOW (including Super NOW)	$98,230	0.46%	$84,639	0.52%	$74,402	0.46%
Savings deposits	178,482	0.50	166,779	0.50	159,594	0.51
Money market accounts	436,504	1.03	381,957	0.95	293,111	0.66
Time deposits	369,402	2.65	351,838	2.39	368,584	2.34
Federal funds purchased and securities sold under agreements to repurchase	84,777	1.97	71,931	1.53	79,989	0.85
Other borrowings	40,094	3.87	40,028	3.59	39,962	3.04

Total Interest-Bearing Liabilities	1,207,489	1.56	1,097,172	1.44	1,015,642	1.34

Demand deposits (noninterest-bearing)	351,703		308,654		228,526
Other liabilities	5,846		7,444		4,839
Total Liabilities	1,565,038		1,413,270		1,249,007

Shareholders' equity	112,257		110,014		107,350

	$1,677,295		$1,523,284		$1,356,357

Interest expense as a % of earning assets		1.19%		1.09%		1.05%
Net interest income as a % of earning assets		3.90		3.88		3.84

(1)

 On a fully taxable equivalent basis.  All yields and rates have been computed on an annualized basis using amortized cost.  Fees on loans have been included in interest on loans.  Nonaccrual loans are included in loan balances.